200 | Westpac GROUP

ASX Release

MONDAY 18 FEBRUARY 2019

WESTPAC 1Q19 UPDATE AND PILLAR 3 REPORT

Westpac Banking Corporation has today released its Pillar 3 report for December 2018, along with slides providing further detail on asset quality, funding and capital.

Westpac has also announced that unaudited statutory net profit for the December quarter 2018 (1Q19) was $1.95 billion, this compares to the quarterly average of Second Half 2018 of statutory net profit of $1.95 billion.

Unaudited cash earnings[1] for 1Q19 was $2.04 billion. This compares to the quarterly average of Second Half 2018 of $1.91 billion or $2.05 billion before remediation charges.

Key trends within cash earnings over the quarter, relative to the quarterly average of Second Half 2018, included:

- Net interest margins excluding Treasury and Markets were higher following some repricing late in the 2018 financial year;
- The contribution from Treasury and Markets was lower as trading conditions were weaker;
- The impairment charge was $204 million;
- Expenses were lower given the exit of the Hastings business and the absence of additional costs associated with remediation;
- The quarter included $30 million (pre-tax) in insurance claims for Sydney hailstorms. An additional $35 million (pre-tax) in claims costs (after reinsurance) are expected from the recent Queensland floods in 2Q19; and
- No material remediation charges (or associated costs) were booked in 1Q19 although additional charges are likely to be incurred in 2Q19.

Westpac's asset quality and capital remained strong. The Group's common equity Tier 1 (CET1) capital ratio was 10.4% at 31 December 2018. The ratio was lower than the 10.6% reported for September 2018 after payment of Westpac's final dividend (net of DRP), which reduced the CET1 capital ratio by 69 bps. Excluding the dividend payment, the CET1 capital ratio increased 49 basis points.

Stressed assets to total committed exposures (TCE) were little changed over the quarter and no new individual loans over $10 million became impaired in 1Q19.

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[1] Cash earnings is a non-GAAP measure. Refer to Westpac's Full Year 2018 Financial Results announcement for details. Quarterly business trends excludes the impact of adopting new accounting standards.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

Westpac bankSA St.George BT Financial Group RAMS Bank of Melbourne

Australian mortgage delinquencies were 4 basis points higher over the quarter while Australian unsecured delinquencies were also higher, up 10 basis points. On 1 October 2018 Westpac adopted AASB 9 and AASB 15. The models for implementation of these standards are still to be finalised and so current changes associated with implementation are preliminary and may change. These will be finalised with Westpac’s First Half 2019 results. Some transitional impacts from the adoption of AASB 9 have included: • • • • • An increase in collectively assessed provisions of $974 million; A reduction in retained earnings and an increase in deferred tax assets; A $3.9 billion reduction in risk weighted assets; A rise in reported stressed assets; and A 2 basis point increase in the CET1 capital ratio. Prior to the announcement of Westpac’s First Half 2019 results on 6 May 2019, the Group will release its First Half 2019 template which will provide further details of these changes along with some other accounting and divisional changes. These changes have no impact on the Group’s cash earnings but will impact the composition of earnings and earnings across divisions. For further information Lucy Wilson Media Relations M. 0428 777 704 Andrew Bowden Investor Relations T. 02 8253 4008 M. 0438 284 863